DN

TATA

082-03733

27th October 2008
BP/AD-M1A/558

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SEC Mail Processing
Section

NOV 25 2008

Washington, DC
110

SUPPL

Dear Sirs,

Audited Financial Results for the quarter ended 30th September 2008

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter/half year ended 30th September 2008 along with the Auditors' Report thereon, which were approved by the Board of Directors of the Company at its meeting held today.

We also forward herewith a copy of the Press Release issued by the Company.

PROCESSED
DEC 03 2008
THOMSON REUTERS

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

08006052

TATA POWER

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2008

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	31-Mar-08
(A)	MUs	MUs	MUs	MUs	MUs
1. Generation	3,459	3,684	7,394	7,544	14,717
2. Sales	3,377	3,811	7,492	7,867	14,959
(B)	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
1. a) Revenue from Power Supply and Transmission Charges	1,890.15	1,331.80	3,902.42	2,816.94	5,763.93
Add : Income to be recovered in future tariff determination	34.00	-	11.00	-	33.40
Net Revenue	1,924.15	1,331.80	3,913.42	2,816.94	5,797.33
b) Other Operating Income	34.73	18.76	71.59	45.10	118.58
2. Total Income	1,958.88	1,350.56	3,985.01	2,862.04	5,915.91
3. Expenditure					
a) Staff Cost	74.91	78.89	146.60	143.63	249.69
b) Cost of Power Purchased	130.13	127.69	395.00	336.20	548.87
c) Cost of Fuel	1,373.99	780.81	2,663.35	1,658.61	3,714.99
d) Cost of components, materials and services in respect of contracts	10.25	6.33	18.51	21.27	38.90
e) Depreciation	76.30	70.90	149.41	142.34	290.50
f) Other expenditure	104.93	95.49	191.97	192.24	433.09
4. Total expenditure	1,770.51	1,160.11	3,564.84	2,494.29	5,276.04
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)	188.37	190.45	420.17	367.75	639.87
6. Other Income	188.43	140.40	275.63	246.73	497.85
7. Profit before Interest and Exceptional Items (5+6)	376.80	330.85	695.80	614.48	1,137.72
8. Interest	68.09	41.40	120.25	97.15	167.60
9. Profit after Interest but before Exceptional Items (7-8)	308.71	289.45	575.55	517.33	970.12
10. Exceptional Items - Loss on redemption of 6.75% Tax free US 64 Bonds 2008	-	-	155.47	-	-
Less: Drawn from : Contingencies Reserve	-	-	39.38	-	-
Deferred Taxation Liability Fund	-	-	116.09	-	-
	-	-	-	-	-
11. Profit from Ordinary Activities before Tax	308.71	289.45	575.55	517.33	970.12
12. Provision for Taxation	46.78	32.02	123.07	69.70	100.22
13. Profit after Tax	261.93	257.43	452.48	447.63	869.90
14. Statutory Appropriations	9.00	-	37.00	-	58.59
15. Net Profit after Tax and Statutory Appropriations	252.93	257.43	415.48	447.63	811.31
16. Paid-up Equity Share Capital (Face Value: Rs. 10/- per share)	221.41	207.81	221.41	207.81	220.72
17. Reserves including Statutory Reserves					7,237.51
18. Basic Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	11.42	12.39	18.78	22.05	38.64
19. Diluted Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	11.42	11.66	18.78	20.75	38.03
20. Aggregate of public shareholding					
No. of shares #			14,74,36,200	13,37,32,600	14,67,48,628
% of shareholding @			66.60	64.36	66.49
# Excludes no. of shares held by custodians of GDR			2,25,830	3,33,560	2,25,830
@ Excludes % of shareholding held by custodians of GDR			0.10	0.16	0.10
21. Dividend					
Rate per share (Face Value Rs. 10/-) (In Rupees)			10.50	9.50	9.50
Amount (Rs. in crores)			0.72	9.40	9.40
22. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)			-	-	10.50
Amount (Rs. in crores)			-	-	231.98

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 27th October, 2008.

2. In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to Reliance Infrastructure Ltd. as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th September, 2008, the accumulated interest was Rs.134.36 crores (Rs. 2.80 crores and Rs. 5.60 crores for the quarter and half year ended 30th September, 2008 respectively). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by Reliance Infrastructure Ltd. on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 480.08 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to Reliance Infrastructure Ltd. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Taxation Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3. In the matter of claims raised by the Company on Reliance Infrastructure Ltd., towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by Reliance Infrastructure Ltd. including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by Reliance Infrastructure Ltd., has directed Reliance Infrastructure Ltd. to pay for the difference in the energy charges for the period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from Reliance Infrastructure Ltd., ATE has directed MERC that the issue be examined afresh after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by Reliance Infrastructure Ltd.. However, Reliance Infrastructure Ltd. has filed an appeal in the Supreme Court. Hence, on grounds of prudence, the Company has not recognised any income arising from the above matters.

4. During the half year ended 30th September, 2008, the Company has provisionally determined the Statutory Appropriations and the adjustments to be made on Annual Performance Review as stipulated under the Tariff Regulations, 2005 for its operations in respect of the Licensed Area. This determination hitherto was done for the year as a whole. Consequently, the Net Profit after Tax for the quarter ended 30th September, 2008, has increased by Rs. 31 crores and the Net Profit after Tax and Statutory Appropriations has increased by Rs. 22 crores. The Net Profit after Tax for the half year ended 30th September, 2008, has increased by Rs. 11 crores and the Net Profit after Tax and Statutory Appropriations has decreased by Rs. 26 crores.

5. Contingencies Reserve Investments and Deferred Taxation Liability Fund Investments hitherto included the cost of 6.75% Unit Trust of India –Tax Free US Bonds 2008 received on conversion of units in Scheme US-64, which bonds were redeemed during the period. In the light of ATE's Order dated 12th May, 2008, the Company is of the view that the appropriations made to Contingencies Reserve and Deferred Taxation Liability Fund (DTLF) can be utilised to meet the loss of Rs 155.47 crores realised on redemption of the above statutory investments. Accordingly, the Company has drawn from these Reserves to meet the loss. However, as a matter of abundant caution, the Company has sought clarification on the matter from ATE.

6. Other Income for both the quarter and half year ended 30th September, 2008, is inclusive of Rs. 0.17 crore on account of Profit (net) on sale of Long Term Investments (Rs. 85.13 crores and Rs. 92.10 crores for the quarter and half year ended 30th September, 2007 respectively).
Other Income for the quarter and half year ended 30th September, 2008 is also inclusive of Gain on exchange (net) Rs. 76.70 crores and Rs. 115.59 crores respectively (30th September, 2007 – Rs. 8.96 crores and Rs. 46.83 crores respectively).

7. Provision for Tax for the quarter and half year ended 30th September, 2008 includes a net amount of Rs. 8.29 crores and Rs. 18.81 crores respectively, representing the cumulative net impact of deferred tax adjustments on the future tariff.

8. During the half-year ended 30th September, 2008, 9,365 Foreign Currency Convertible Bonds (FCCB) have been converted into 6,87,572 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 0.69 crore and Securities Premium by Rs. 39.00 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the FCCB converted during the period. As a result, the balance in Securities Premium Account has increased by Rs. 6.48 crores.

9. There were 3 investor complaints pending as on 1st July, 2008, 4 complaints were received during the quarter, 6 complaints were disposed off during the quarter and 1 complaint remained unresolved as at the end of the quarter ended 30th September, 2008.

10. Previous period/year's figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

PRASAD R MENON
Managing Director

Date: 27th October, 2008.

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	31-Mar-08
Segment Revenue					
Power Business	1,929.57	1,339.16	3,928.54	2,830.28	5,838.51
Others	29.31	11.27	56.47	31.76	77.40
Total Segment Revenue	1,958.88	1,350.43	3,985.01	2,862.04	5,915.91
Less: Inter segment revenue	-	(0.13)	-	-	-
Net Revenue	**1,958.88**	**1,350.56**	**3,985.01**	**2,862.04**	**5,915.91**
Segment Results (Profit before Interest and Tax)					
Power Business	187.25	205.74	414.32	405.97	717.94
Others	3.56	(4.40)	7.47	(12.34)	(12.60)
Total Segment Results	190.81	201.34	421.79	393.63	705.34
Less: Interest Expense	68.09	41.40	120.25	97.15	167.60
Add: Unallocated Income net of Unallocated Expense	185.99	129.51	274.01	220.85	432.38
Total Profit Before Tax	**308.71**	**289.45**	**575.55**	**517.33**	**970.12**
Capital Employed					
Power Business	6,102.04	4,823.77	6,102.04	4,823.77	5,304.39
Others	132.51	65.89	132.51	65.89	82.84
Unallocated	2,169.58	2,180.02	2,169.58	2,180.02	2,665.60
Total Capital Employed	**8,404.13**	**7,069.68**	**8,404.13**	**7,069.68**	**8,052.83**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Defence Electronics, Project Contracts/Management Services and Coal Bed Methane.

TATA

Deloitte
Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED

1. We have audited 'Part B' of the accompanying statement of the quarterly financial results of THE TATA POWER COMPANY LIMITED for the quarter ended 30th September, 2008 and the year to date results for the period 1st April, 2008 to 30th September, 2008, attached herewith in which are incorporated the Returns from the Bangladesh Branch audited by another auditor, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion,

   i. we draw attention to Note 5 to the financial results. As stated in the note, based on the Appellate Tribunal of Electricity's (ATE) Order dated 12th May, 2008, the Company is of the view that the appropriations made to Contingency Reserve and Deferred Taxation Liability Fund can be utilised to meet the loss of Rs 155.47 crores realised on redemption of certain statutory investments and has accordingly drawn from these Reserves to meet the loss. As a matter of abundant caution the Company has sought clarification on the matter from ATE.

   ii. we draw attention to Note 2 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 30th September, 2008. The impact of the above on the results for the quarter/half year ended 30th September, 2008 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

Deloitte
Haskins & Sells

4. In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date results :

   i. are presented in accordance with the requirements of Clause 41 of the Listing Agreements in this regard; and

   ii. give a true and fair view of the net profit for the quarter ended 30th September, 2008 as well as the year to date results for the period from 1st April, 2008 to 30th September, 2008.

5. Further, we also report that the particulars relating to the number of shares as well as the percentage shareholding in respect of aggregate of public shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints have been traced from the details furnished by the Registrars.

For Deloitte Haskins & Sells
Chartered Accountants

N.VENKATRAM
Partner
Membership No: 71387

Mumbai 27th October, 2008

Tata Power's Half Yearly Revenues up by 39.24% at Rs. 3985.01 Crores PAT stood at 452.48 Crores (not comparable due to change in the accounting method)

- **Quarterly Revenues up by 45.04% and PAT up by 1.75% (though not comparable)**
- **Partnership with The Royal Government of Bhutan (RGoB) to develop the 114 MW Hydro Project**
- **Acquired a 10% stake in Geodynamics, Australia to strengthens its renewable energy portfolio**
- **Moody's maintains Company's rating, revises outlook to stable from negative**

Mumbai, 27th October 2008: The Tata Power Company Ltd, India's largest private power company, today announced its financial results for the quarter ended September 30, 2008.

HIGHLIGHTS-H1FY-09:

- During the half year ended September 30, 2008, Tata Power's Revenues stood at Rs. 3985.01 crores, an increase of 39.24% as compared to Rs. 2862.04 Crores in the same period last year.
- The Company reported Profit Before Tax (PBT) of Rs. 575.55 Crores as against Rs. 517.33 Crores in the corresponding last year.
- PAT for the half year stood at Rs. 452.48 Crores as against Rs 447.63 Crores in the corresponding period last year and was not comparable owing to the change in the accounting method that the Company undertook last quarter. Regulatory adjustments which used to be made on an annual basis in the fourth quarter are now being made on a provisional basis every quarter.

HIGHLIGHTS-Q2 FY 09:

- During the quarter, Tata Power Revenues rose by 45.04 % to Rs. 1958.88 Crores as against Rs. 1350.56 Crores in the same period last year primarily due to rise in fuel price.
- PAT for the quarter stood at Rs. 261.93Crores as against Rs. 257.43 Crores in the corresponding period last year and was not comparable owing to the change in the accounting method that the Company undertook this year.
- The Revenues from license area were up by 42.18% to Rs. 1666.38 Crores as compared to Rs. 1172.00 crores in the corresponding period last year.
- During the quarter, forex gain was Rs. 76.60 Crores as compared to Rs. 8.96 Crores in the corresponding period last year. The gain on sale of Long term Investments was Rs. 0.17 Crores as compared to Rs. 85.13 crores in the corresponding quarter last year.

Commenting on the Company's performance, Mr. Prasad R. Menon, Managing Director, Tata Power, said: *'Our half yearly results reiterate continued stability of Company's operations thereby enabling strong performance. The Company has organized loans for all its key projects and that mitigates the effect of the recent global financial crisis. We continue our focus on sustainable and renewable energy spanning wind power, hydro and geothermal. Some of our recent associations and growth plans have been focussed around this effort."*

GROWTH PLANS:

- **Partnership with Royal Government of Bhutan:**

During the quarter, the Company announced its partnership with The Royal Government of Bhutan (RGoB) to develop the 114 MW run-of-the-river Hydro Electric Power Project over river Dagachhu through Druk Green Power Corporation Limited (DGPC) and acquired a 26% stake in the project. As part of this strategic partnership, Tata Power Trading has negotiated to purchase all the power generated from the project and will off-take power from the project for a period of 25 years.

- **Acquisition of stake in Geodynamics Limited, Australia:** The company acquired 29.4 million Ordinary Shares of Geodynamics Limited, a listed Australia-based organization specializing in geothermal energy and Enhanced Geothermal Systems (EGS), representing 11.4% of the current issued Share Capital (**equivalent to 10% of the increased Share Capital after allotment by Geodynamics**). The Shares were acquired at an issued price of A$1.50 per share, entailing a total investment of A$44.1 million (approx. INR 165 crores/INR=37.5) in absolute terms.

- **4000 MW, Mundra Ultra Mega Power Project:**

The Ultra Mega Power Project (UMPP) at Mundra, Gujarat is progressing on schedule. Civil work at site is progressing fast and erection of the boiler structure has commenced. Piling work for TG areas, both Chimneys and four units of Boiler island has been completed. PGCIL has all approvals to commence implementation of transmission lines. The first unit will be commissioned by September 2011.

- **1050 MW Maithon Power Project :**

For the 1050 MW Maithon project, Civil works are in full swing and is progressing well. Most of the orders have been placed and the overall progress is 20% as planned.

- **250 MW Trombay Unit 8:**

For 250 MW Trombay expansion unit, boiler light-up was successfully carried out on 30th September 08. The synchronization is scheduled for November 2008.

- **Wind Farm Projects:**

50 MW Khandke Project will be commissioned in third quarter. Two additional wind projects of 50.4 MW each are been developed in Jamnagar district at Gujarat and Gadag district at Karnataka.

- **120 MW Power Project at Haldia:**

Unit 1 of 2 x 45 MW Phase of the Haldia Project was commissioned in August 2008. The synchronization of Unit 2 of 2 x 45 MW Phase of Haldia Project with the grid was completed during the quarter. The third unit of 30 MW is progressing well and will be commissioned this financial year.

- **Captive Power Projects for Tata Steel:**

The 120 MW Power House # 6 at Tata Steel Works, Jamshedpur and 120 MW Unit # 5 at Jojobera are progressing well.

Indonesian Coal Companies: The Company's investment in the Indonesian coal companies KPC and Arutmin continued to display robust operating performance supported by high coal prices as compared to last year. The coal companies are in the process of updating their coal reserves base as on 30 June 2008 (marketable coal reserves were 1.4 billion tons as on 1 October 2007).

Moody's Investors Service changed the outlook for Tata Power's Ba3 corporate family rating and B1 senior unsecured bond ratings to stable from negative. The change in outlook to stable from negative primarily reflects the progress in successfully executing the company's expansion plan. The stable outlook also reflects the Company's sound operating performance, which has been positively impacted by the dividends it receives from its 30% stake in the Indonesian coal mines. Despite the execution risks raised by its expansion plan, Moody's derives comfort from the fact that construction works have already started and funding arrangements and fuel linkages have been put in place. All of the company's investments in developing new generation projects are expected to be managed fairly conservatively including the existence of long term off-take arrangements for most of the electric output from those generation assets, which should produce fairly predictable cash flows.

About Tata Power:

The Tata Power Company Limited is India's largest private sector power utility with an installed generation capacity of over 2300 MW. The company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all the segments of the power sector viz generation (thermal, hydro, solar and wind), transmission, distribution, trading and fuel management. The Company's 4000 MW Ultra Mega Power Project at Mundra (Gujarat) is on fast track and has established global

footprint by acquiring 30% stake in Indonesian Coal Mines. It has successful public-private partnerships in generation, transmission and distribution- North Delhi Power Limited with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro project in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 6665 8748; Email: shalinis@tpc.co.in

Rakesh Reddy / Soumyashree Saha
Vaishnavi Corporate Communications
Phone: 66568787 Fax: 66568788
Email: rakesh@vccpl.com / ssaha@vccpl.com

END